Re: Sunergy, Inc.

Symbol: SNEY

Comment Letter Response

For 10-K for Fiscal Year Ended December 31, 2013, Filed April 15, 2014 and

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013, Filed April 22, 2014

File No. 00052767

December 30, 2014

Attention: John Reynolds, Assistant Director

Dear Sir,

Item 1. Business Page 3

1.	The statement that we have no economic reserves is consistent with SEC Industry Guide 7.

There is a cite from a CNI 43-101 on our property, provided by a previous owner as to the ounces of gold on the property. Many of our shareholders and investors are from Canada and outside the US and they understand CNI language. It has never appeared in our SEC filings. This statement on the website is contained in an overview piece that covered the historical information available on the property. Management has determined to remove this statement from the website so as not to provide any misleading information

2.	Sierra Leone: Management determined to put our equipment and personnel to work in operations capable of producing cash flow, since Exploration funding was either scarce or non-existent. Exploration licenses prohibit sales of minerals recovered in exploration activities and offer no real economic solutions absent a major discovery. During 2010 thru part of 2013 our focus was on the Rare Earths contained in the Pampana River on our 141 sq. km. EXPL 2009 license. The Rare Earths discovered would require sophisticated separation procedures to monetize them and the resources were not available to do so. We pursued a relatively simple pilot plant to do some simple separations but were unsuccessful in arranging funding for this project without having any means to sell the products recovered. We proceeded with minimum further exploration activity.

We have, during the second half of 2013 and forward entered into Sponsorship Agreements with local licensed artisanal miners from the villages to support them in their local operations. Our Sponsorship Agreements are usually only one or two page agreements outlining duties of the parties and the profit share as a percentage of the Net Operating Profits. Operating costs are limited to direct field operations and approved personnel. We also use a good local geologist to better understand the operations. These percentages to the local licensed artisanal miners vary from 10% to 30% depending on the scope and costs associated with each project, to date, we have 2 such arrangements in Sierra Leone.

Liberia: Management moved into Liberia right at the end of 2013 and operates under 2 separate Sponsorship agreements which involve Class C licenses for gold and diamonds. We also own 3 Class B prospecting licenses, which are coming up for renewal early next year. Consistent with both local security precautions and confidentiality agreements, we shall disclose this information in future filings.

14362 N Frank Lloyd Wright Blvd. Scottsdale, AZ US 85260 Tel: 480.477.5810 info@sunergygold.com

Ghana Subsidiary Address: Mikite Gold Resources Ltd. Post Office Box 11344, Accra-North, Accra, Ghana

Sierra Leone Subsidiary Address: Allied Mining and Supply Sierra Leone, Ltd 2 Leigh Street, Murray Town, Freetown, Sierra Leone

Item 2. Properties Page 10

3.	As stated above, our operational focus is now on Sponsorship Agreements with Licensed local operators. With this change in operational focus, we do not own licenses in these operations which are the material part of all our operations. The local natives in Sierra Leone operate under Artisanal Licenses. In Liberia, the local natives operate under Class C licenses.

Our EXPL Licenses in both Ghana and Sierra Leone have minimal exploration operations ongoing and they have not produced any economic mineralization to date. We have spent in excess of $350,000 in Ghana and $1,000,000 in Sierra Leone. While these properties hold value, their future is subject to further determination which shall be discussed by the Board of Directors in detail in preparation for the December 31, 2014 10-K yet to be filed. Therefore, The Ghana Nyinahin and the Sierra Leone Pampana River Concession are questionable as to materiality in our operating plans going forward. The identification of each of these properties, their mineralization and a description of our rights are contained in our December 31, 2013 10K filing.

4.	As stated above, our Exploration properties in Ghana and Sierra Leone have never produced any economic mineralization as defined under Industry guide7. As determined in late 2013, our operational focus became projects capable of producing cash flow. The location and geological information, including access to this property is well discussed in our December 31, 2013 10-K. To this end, we operate under Sponsorship Agreements in Sierra Leone and Liberia. We are not currently operating in Ghana, due to an invasion of our property by unlicensed Chinese miners. These intrusions require either Police or Military intervention, which costs our company substantial dollars to rid them and enforce security so they don’t return. We started to pursue this in 2013 and halted because of expense. The intruders are alluvial miners and it seemed marginal to stop these operations. They have now come and moved on and our geologist in Ghana, Robert Levich, also a Board Member, will conduct an assessment of disturbance and future viability. These results will determine the future viability of this property going forward and will be disclosed in our December 31, 2014 10K.

5.	As previously stated above, minimal maintenance budgets for exploration on Sierra Leone Exploration and Ghana Full Prospecting Licenses are allocated. For latter part of 2013 and for 2014 there are no exploration plans in place, except for maintenance. Lack of Exploration funding is predominantly the cause for this. Under the new exploration laws in Sierra Leone, if you publish an exploration budget and fail to meet the audit requirements of proof of these expenditures, we would be required to write a check for the amount not documented to the Mines Ministry. The nature of mineral exploration allows a company to stop whenever they determine that further exploration is not technically warranted of economically appropriate without penalty. This rule causes a large hurdle for small companies.

Acknowledgement: The Company is responsible for the adequacy and accuracy of this disclosure to the filing. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Garrett Hale

Garrett Hale, CEO, President

Sunergy, Inc.